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                                 Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             MERCURY FINANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   589395 10 2
                                 (CUSIP Number)

                                Steven E. Ducommun
                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3300
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               February 25, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 589395 10 2

1     NAME OF REPORTING PERSON:  James D. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY

4     SOURCE OF FUNDS:  Not applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7     SOLE VOTING POWER:                                             14,912,977
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        14,912,977
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  14,912,977
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  ( )
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4%
14    TYPE OF REPORTING PERSON:  IN

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                                  INTRODUCTION

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 1 to the Schedule 13D filed by James D. Terra on July 26, 1996 (the "Schedule 13D"), relates to shares of Common Stock, $1.00 par value per share (the "Common Stock") of Mercury Finance Company a Delaware corporation (the "Company") which has its principal executive office at 100 Field Drive, Lake Forest, Illinois 60045.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)(b)(c) This statement is being filed by James D. Terra. Mr. Terra's residence address is 845 Deep Woods Court, Grayslake, Illinois 60030. Mr. Terra's Principal occupation is as an investor.

          (d)(e) Mr. Terra has not been, during the last 5 years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is, as a result of such proceeding, subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Terra is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.



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ITEM 4.   PURPOSE OF TRANSACTION.



          James D. Terra became the beneficial owner of 16,794,559 shares of Common Stock when he was named executor of the Estate of Daniel J. Terra (the "Estate"), his father, by an Illinois court on July 8, 1996. The shares held by the Estate (the "Estate Shares") were acquired by Daniel J. Terra on April 24, 1989, when First Illinois Corporation, a former Delaware Corporation ("FIC"), distributed to its stockholders of record on April 10, 1989 all of the outstanding shares of Common Stock, on the basis of one share of Common Stock for each two shares of common stock, $1.00 par value per share, of FIC held by such stockholders (the "Distribution"). In addition, James D. Terra owns for his own account 28,000 shares of Common Stock, which he acquired as part of the Distribution.


          This Amendment No. 1 relates to Mr. Terra's sale on the Estate's behalf of 1,909,582 Estate Shares between February 11, 1997, and February 26, 1997, in brokers' transactions effected through Robert W. Baird & Co. on the New York Stock Exchange. The 1,909,582 Estate Shares were sold as follows:
300,000 shares on February 11, 1997, for $2.375 per share; 100,000 shares on February 12, 1997, for $2.375 per share; 90,000 shares on February 13, 1997, for $2.375 per share; 235,000 shares on February 14, 1997, for $2.375 per share; 275,000 shares on February 18, 1997, for $2.00 per share; 300,000 shares on February 21, 1997, for $2.625 per share; 9,500 shares on February 25, 1997, for $3.125 per share; 82 shares on February 25, 1997, for $3.00 per share; 300,000 shares on February 25, 1997, for $3.25 per share; and 300,000 shares on February 26, 1997, for $3.725 per share. Mr. Terra sold the shares to raise cash to pay the Estate's general obligations.


          Depending upon trading prices of the Common Stock and upon Mr. Terra's, or the Estate's (with respect to the Estate Shares), financial position and goals from time to time, Mr. Terra may, subject to any applicable statutory or other limitations, purchase additional Common Stock or dispose of Common Stock in the open market, in privately negotiated transactions, or otherwise. In this connection, Mr. Terra expects to sell during the next seven days up to an additional 500,000 Estate Shares to raise cash to pay the Estate's general obligations. In addition, depending on trading prices of the Common Stock, Mr. Terra may from time to time dispose of additional Estate Shares to pay the Estate's general obligations. Except as previously noted, Mr. Terra does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's Restated Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for

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termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934 or (j) any action similar to any of those enumerated above. Mr. Terra retains the right to evaluate his position in the future and change his intent with respect to any of the foregoing actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Terra beneficially owns 14,912,977 shares representing 8.4% of the total Common Stock issued and outstanding on November 11, 1996.

          DISCLAIMER OF BENEFICIAL OWNERSHIP

    James D. Terra disclaims beneficial ownership of any shares of Common Stock held by the Terra Foundation For The Arts (formerly, the Terra Museum of American Art)(the "Foundation"), of which he is a director. As of February 26, 1997, the Foundation owns 6,068,988 shares of Common Stock, all of which were acquired through gifts to the Foundation by Daniel J. Terra. These shares are not among the shares of Common Stock reported herein.


          (b) James D. Terra holds sole voting and disposition powers over all shares of Common Stock beneficially owned by him.

          (c) Except as reported herein, Mr. Terra has not engaged in any transaction in the Common Stock during the past 60 days.

          (d) Not applicable

          (e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Mr. Terra does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of

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any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997                        /s/ James D. Terra
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        Date                                          Signature